UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

9F and PICC Pursue Legal Actions against Each Other

9F Inc. (“9F” or the “Company”) is filing this current report on Form 6-K to disclose legal actions that its PRC affiliates and PICC Property and Casualty Company Limited Guangdong Branch (the “PICC”) are pursuing against each other relating to a contractual dispute. Jiufu Shuke Technology Group Co., Ltd., a variable interest entity of 9F (the “Jiufu Shuke”) recently commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing (the “Beijing Local Court”) due to PICC’s non-performance of a cooperation agreement, as amended (the “Cooperation Agreement”) to pay the outstanding service fees under 9F’s direct lending program (the “9F Initiated Legal Action”).  In 2019, under 9F’s direct lending program, PICC is obligated to pay service fees as agreed in the Cooperation Agreement to Jiufu Shuke for its services.  PICC paid a portion of service fees, but has failed to fulfil its remaining payment obligations for the rest of the service fees amounting to approximately RMB2.2 billion for a period covered under the Cooperation Agreement (the “Outstanding Service Fees”). With respect to RMB1.4 billion of the Outstanding Service Fees that has been recorded as accounts receivable, the Company has recognized full valuation allowance. The Company has not recognized the remaining Outstanding Service Fees in the amount of approximately RMB0.8 billion, as revenue recognition criteria was not met.  The dispute with PICC has materially and adversely affected the Company’s results of operations and financial condition in 2019. With respect to the 9F Initiated Legal Action, Jiufu Shuke is seeking damages of approximately RMB2.3 billion from PICC to cover the Outstanding Service Fees and related late payment losses.

After Jiufu Shuke commenced the 9F Initiated Legal Action at the Beijing Local Court, PICC filed a civil lawsuit (the “PICC Initiated Legal Action”) against Jiufu Shuke and Beijing Jiufu Lianyin Technology Co., Ltd., a wholly owned subsidiary of 9F (the “Jiufu Lianyin”), at a local court in Guangzhou (the “Guangzhou Local Court”) claiming that the second amendment under the Cooperation Agreement is invalid.  PICC requests that Jiufu Shuke return a portion of the paid service fees under the Cooperation Agreement and the accrued interest, and claims that PICC is not obligated to pay the Outstanding Service Fees.

For the 9F Initiated Legal Action, the Company will vigorously assert its rights against PICC.  With respect to the PICC Initiated Legal Action, the Company intends to defend the action vigorously. However, both actions remain at the  preliminary stage, and it is not possible at this stage to ascertain the outcome of either of the lawsuits. If the Company does not prevail in either of the lawsuits completely or in part, or fails to reach a favorable settlement with PICC, the Company’s results of operations, financial condition, liquidity and prospects may be materially and adversely affected.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “aims,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” “potential,” “continue,” “likely to,” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s estimates relating to the completion and filing of its annual report on Form 20-F for the year ended December 31, 2019 , uncertainties as to the impact of the COVID-19 on the Company’s business operations, the industries the Company is operating in and the economy of China and elsewhere generally; uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 9F Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	President

Date: June 12, 2020